March 4, 2020

John Fawcett
Chief Financial Officer
CIT Group Inc.
11 West 42nd Street
New York, New York 10036

       Re: CIT Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2019
           Filed February 20, 2020
           File No. 001-31369

Dear Mr. Fawcett:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Income Taxes, page 52

1. Please provide us an accounting analysis supporting the reversal of the deferred tax liability and related $53.2 million tax benefit in 2019 related to the change in indefinite reinvestment tax assertion for unremitted earnings from Canada. Specifically tell us how you considered the mandatory deemed repatriation of post-1986 undistributed Non-U.S.
      earnings and profits from the 2017 Tax Cuts and Jobs Act.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Fawcett
CIT Group Inc.
March 4, 2020
Page 2

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any questions.



FirstName LastNameJohn Fawcett                           Sincerely,
Comapany NameCIT Group Inc.
                                                         Division of
Corporation Finance
March 4, 2020 Page 2                                     Office of Finance
FirstName LastName